Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 12, 2016 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2016 and 2015, and the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, and the related MD&A. Disclosure which is unchanged from the MD&A for the year ended December 31, 2015 may not be repeated herein. This commentary is based on information available to, and is dated as of, May 12, 2016. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “total net debt”, “long-term debt”, “adjusted working capital deficiency (excess)”, “operating netbacks”, “adjusted net profit (loss)”, “total revenue” and “total capital expenditures – net”, which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of total net debt, long-term debt, adjusted working capital deficiency (excess), operating netbacks, adjusted net profit (loss), total revenue or total capital expenditures – net may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency (excess) and long-term debt. Long-term debt includes the balances of bank debt and Senior Notes (as defined below). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current deferred lease inducements and current portion of risk management assets and liabilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Adjusted net profit (loss) is calculated by excluding the after tax effect after adjusting for non-deductible tax items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

1

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture and the CNOR Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During 2013 Bellatrix and Grafton Energy Co I Ltd.(“Grafton”) established a joint venture whereby Grafton agreed to contribute 82%, or $200 million, to participate in a Notikewin/Falher and Cardium well program in the Willesden Green and Brazeau areas of West-Central Alberta (the “Grafton Joint Venture”) with a two year funding period (expiring June 26, 2015). Under the terms of the Grafton Joint Venture agreement, Grafton earns 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, which reverts to  33% of Bellatrix's pre-Grafton Joint Venture WI after payout.  At any time after payout of the entire program, Grafton has the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”). During 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million on the same terms and conditions, for a total commitment by Grafton of $250 million. For wells relating to the exercised option, the funding period of the Grafton Joint Venture was extended to June 26, 2016. During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. In the first quarter of 2016,  the parties agreed to further extend the funding period for the remaining $50 million commitment under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in the 2016 calendar year.

CNOR JOINT VENTURE - During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout. On September 1, 2015, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2019, and as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016 with the expectation that the funds will be primarily spent between 2017 through 2019.

Additional information relating to the Company, including Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

2

FORWARD LOOKING STATEMENTS: Certain information contained in this MD&A may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, ability of the Spirit River Play to continue to deliver superior rates of return and remain a low cost natural gas play, ability to remain focused on liquidity and balance sheet management, the Company’s ability to take advantage of value enhancing opportunities under favourable commodity price conditions, planned activity for the second quarter of 2016, continued ability to reduce costs through continued optimization and capital cost containment efforts, drilling plans and the timing thereof, impact of facility monetization on the Company’s overall corporate operating cost profile and ability to partially offset such impact with third party processing revenue, ability to capitalize on future value enhancing opportunities, ability to access up to $31 million in partner capital to drill wells under the Grafton Joint Venture in 2016, commodity prices and expected volatility thereof, ability to maintain financial strength and liquidity, ability to redirect capital towards oil weighted projects when rate of return expectations improve, expectation that Company’s acreage position in the Spirit River play will provide a value enhancing growth platform, future development drilling opportunities, expected timing of completion of Phase 2 of the Alder Flats Plant, expected reductions in operating costs as a result of completion of Phase 2 of the Alder Flats Plant, Bellatrix’s 2016 strategic priorities, the first half of 2016 capital expenditure budget and Bellatrix’s ability to fund the capital expenditure program, expected production resulting from Bellatrix’s capital budget for the first half of 2016, commodity price risk management strategies and Bellatrix’s ability to continue such strategies, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2016 production expenses, general and administrative expenses, royalty rates and operating costs, estimated capital expenditures and wells to be drilled under joint venture agreements, the expectation that the funds from the CNOR Joint Venture will be primarily spent between 2017 through 2019, the expected effect that the Fort McMurray forest fires may have on the industry, expected future decommissioning liabilities of the Company, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expected 2016 production, Bellatrix’s expected share of capital cost for Phase 2 of the Alder Flats Plant, expectation that reduced service costs may provide further benefits in 2016 and long term optionality of oil and gas weighted opportunities, expectation of completion of Bellatrix’s next borrowing base review on or before May 31, 2016 and expected results of such next borrowing base redetermination, expectation of a borrowing base reduction in light of current commodity prices and impact such a reduction may have on Bellatrix, continued compliance with the Senior Debt Covenant, ability to negotiate future covenant relief if required, ability to renew the Shelf Prospectus and expectation that all spending commitments under the Grafton Joint Venture will be completed in 2016, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 12, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

3

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

First Quarter 2016 Activities

Bellatrix successfully executed on its first quarter 2016 exploration and development program while remaining focused on three strategic operational and financial objectives. First, Bellatrix’s capital program was principally invested in the high impact Spirit River liquids-rich natural gas play, drilling 5.7 net wells with a 100% success rate in the first quarter. The Spirit River play delivers superior rates of return and competes as one of the lowest supply cost natural gas plays in North America. Secondly, operational reliability and optimization efforts remained a priority for Bellatrix, evidenced by continued cost reductions and a near 100% capacity utilization rate at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant” or the “Plant”) in the first quarter of 2016. Finally, Bellatrix remained focused on balance sheet management, with total Company net debt at March 31, 2016 reduced by $3.8 million compared to year end 2015 levels.

Subsequent to March 31, 2016, Bellatrix entered into an agreement to sell certain production facilities to a third party for cash proceeds of $75 million. Bellatrix maintains control of the facilities as operator and preferential access to the facilities for its operated production volumes and will pay an annual rental fee for the life of the agreement but will retain all third party processing revenues generated. Bellatrix has the option to repurchase the facilities at any time over the agreement period. The annual cost of the arrangement has been positively offset by other operating cost and general and administrative (“G&A”) cost reductions. Net sale proceeds were applied to the Company’s revolving Credit Facilities further reducing total corporate debt.

4

CONTINUED STRONG PERFORMANCE AND RELIABILITY AT THE ALDER FLATS PLANT

First quarter 2016 production volumes averaged 38,467 boe/d (73% natural gas weighted) meeting the lower end of corporate guidance despite the impact from reduced natural gas liquid (“NGL”) yields at several third party processing plants in the quarter.

First quarter production volumes reflect the impact of several third party gas processing facilities increasing plant temperatures and thus reducing average NGL yields within the streams that they process. Although this impacted average volumes in the quarter by an estimated 800 boe/d, the Company benefited from a pricing perspective on natural gas volumes given an improvement in the corporate heat content which averaged 40.6 GJ/e3m3 in the first quarter, up from 40.4 GJ/e3m3 in the fourth quarter of 2015. The resulting cash flow benefit from the higher heat content partially mitigated the lower volume contribution associated with reduced NGL yields in the first quarter of 2016.

Bellatrix realized another strong quarter contribution from the Alder Flats Plant which averaged 98% capacity utilization in the first quarter of 2016 and since July 2015 has averaged over 100% capacity utilization. The Plant not only provides a strategic cost benefit but also provides Bellatrix the ability to re-direct additional natural gas volumes to the Plant during periods of third party facility constraints and unplanned downtime.

LOW COST FOCUS MAINTAINED

Optimization initiatives and capital cost efforts continued to build on the success gained through 2015. The Company reduced the average spud to rig release time for its Spirit River development program in 2016 to 13 days, down 13% from an average of 15 days in 2015 as a result of the inexorable optimization efforts by our technical team in all aspects of the Company’s drilling practices. Positive cost containment initiatives have reduced overall drill, complete, equip and tie-in costs in the Spirit River during the first quarter of 2016 to less than $3.8 million per well.

Operating costs averaged $7.37/boe in the first quarter of 2016, down 14% from the comparable period in 2015. First quarter of 2016 operating costs were broadly in line with guidance expectations on a per unit basis reflective of first quarter average production volumes near the low end of Company guidance. On a comparative basis, operating costs in the first quarter of 2016, inclusive of processing and third party income, averaged $6.13/boe.

Royalty rates averaged 7% in the first quarter of 2016, down from the 18% average royalty rate realized in the first quarter of 2015. The material decline in average royalty rates year over year reflect the impact of a combination of lower average realized commodity prices and the positive impact of increased gas cost allowance (“GCA”) credits associated with infrastructure and facilities investments made by Bellatrix.

Transportation costs in the first quarter of 2016 averaged $0.92/boe, a reduction of 25% from the comparable period in 2015. Lower transportation expenditures reflect reduced trucking fees for liquids as a result of investments made by Bellatrix in pipeline infrastructure.

Net G&A costs averaged $1.29/boe in the first quarter of 2016, down 30% from the comparable period of 2015 and down 17% compared with full year 2015 average net G&A expenditures.

FIRST QUARTER 2016 NET DEBT DOWN $3.8 MILLION COMPARED TO YEAR END 2015

Total cash capital expenditures of $29.0 million (excluding acquisitions) in the first quarter of 2016 were approximately 10% lower than the Company’s planned first quarter of 2016 levels reflecting continued capital cost containment efforts within the drilling and completion program, curtailed drilling activity in March, and lower capital spending on Phase 2 of the Alder Flats Plant during the period. Bellatrix has minimal activity planned for the second quarter of 2016.

Total facilities and equipment capital investment of $3.0 million in the first quarter of 2016 included $2.8 million of capital investment directly on Phase 2 of the Alder Flats Plant. The Phase 2 Plant expansion remains on time and on budget for planned completion and commissioning in the first half of 2018.

Total net debt as at March 31, 2016 of $713.8 million represented a sequential reduction by $3.8 million compared with year end 2015 net debt of $717.6 million. The reduction in total net debt incorporates net cash capital expenditures of $28.9 million, funds flow from operations of $12.9 million, and a reduction in the outstanding marked to market value of the Company’s United States dollar denominated Senior Notes.

5

RISK MANAGEMENT CONTRACTS ADDED IN THE FIRST QUARTER BOLSTER STRONG HEDGE PORTFOLIO

Bellatrix maintains an active risk management strategy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. The Company enhanced its risk management program with additional fixed price natural gas swap contracts early in the first quarter of 2016. The additional fixed price natural gas swap contracts added through the first quarter of 2016 increased the Company’s total hedging portfolio by over 40,000 GJ/d through calendar 2016, up from the approximately 55,000 GJ/d hedged on average through calendar 2016 as at December 31, 2015.

The mark-to-market fair value of Bellatrix’s portfolio of risk management contracts at March 31, 2016 was a net asset of $36.0 million.

As at May 12, 2016 Bellatrix had hedged approximately 55% of gross natural gas volumes at an average fixed price of approximately $2.96/mcf for the period of April 1 through December 31, 2016 based upon first quarter average production volumes of 38,467 boe/d (73% natural gas weighted).

6

FIRST QUARTER 2016 HIGHLIGHTS

	Three months ended March 31,
	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	55,158	90,186
Funds flow from operations (3)	12,876	24,858
Per basic share (6)	$0.07	$0.13
Per diluted share (6)	$0.07	$0.13
Cash flow from operating activities	10,333	22,553
Per basic share (6)	$0.05	$0.12
Per diluted share (6)	$0.05	$0.12
Adjusted net profit (loss) (5)	(16,029)	(13,986)
Per basic share (6)	($0.08)	($0.07)
Per diluted share (6)	($0.08)	($0.07)
Net profit (loss)	19,347	(12,688)
Per basic share (6)	$0.10	($0.07)
Per diluted share (6)	$0.10	($0.07)
Capital – exploration and development	29,018	81,344
Capital – corporate assets	31	1,154
Property acquisitions	3	701
Capital expenditures – cash	29,052	83,199
Property dispositions – cash	(125)	(20)
Total net capital expenditures – cash	28,927	83,179
Other non-cash items	1,944	7,475
Total capital expenditures – net (5)	30,871	90,654
Bank debt	358,671	623,380
Senior Notes	311,736	-
Adjusted working capital deficiency (4)	43,356	73,068
Total net debt (4)	713,763	696,448
Total assets	1,707,882	2,264,748
Total shareholders’ equity	830,662	1,237,216

7

SELECTED OPERATING RESULTS		Three months ended March 31,
		2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,558	12,644
Natural gas	(mcf/d)	167,455	190,582
Total oil equivalent	(boe/d)	38,467	44,408
Average realized prices
Crude oil and condensate	($/bbl)	39.33	49.67
Crude oil and condensate (including risk management (1))	($/bbl)	39.07	52.54
NGLs (excluding condensate)	($/bbl)	10.35	18.17
Crude oil, condensate and NGLs	($/bbl)	21.28	32.72
Natural gas	($/mcf)	1.99	2.99
Natural gas (including risk management (1))	($/mcf)	2.41	3.03
Total oil equivalent	($/boe)	14.52	22.13
Total oil equivalent (including risk management (1))	($/boe)	16.30	22.68

Net wells drilled		5.7	3.2

Selected Key Operating Statistics
Operating netback (5)	($/boe)	6.50	9.03
Operating netback (5) (including risk management (1))	($/boe)	8.28	9.58
Transportation	($/boe)	0.92	1.22
Production expenses	($/boe)	7.37	8.56
General & administrative	($/boe)	1.29	1.83
Royalties as a % of sales (after transportation)		7%	18%

COMMON SHARES
Common shares outstanding	191,963,910	191,957,243
Share options outstanding	11,551,335	10,783,003
Fully diluted common shares outstanding	203,515,245	202,740,246
Weighted average shares (6)	191,963,910	191,953,095
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High	1.99	4.46
Low	1.11	2.38
Close	1.32	3.08
Average daily volume	2,043,542	2,921,719
NYSE
(US$, except volumes) based on intra-day trading
High	1.48	3.81
Low	0.75	1.86
Close	1.01	2.43
Average daily volume	2,013,177	888,245

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

8

(2) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(3) The term funds flow from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(4) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(5) Operating netbacks, adjusted net profit (loss), and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding from net profit (loss) unrealized gains and losses on commodity contracts, unrealized gains and losses on foreign exchange, non-cash one time charges and non-cash impairments net of associated tax impacts after adjusting for non-deductible items. The detailed calculations of adjusted net profit (loss) are found in the MD&A. Adjusted net profit (loss) per share is calculated using the weighted average number of common shares for the period. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(6) Basic weighted average shares for the three months ended March 31, 2016 were 191,963,910 (2015: 191,953,095).

In computing weighted average diluted profit (loss) per share, weighted average diluted adjusted net profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2016, a total of nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2015: 191,953,095).

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

First Quarter 2016 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended March 31, 2016, decreased by 13% to an average of 38,467 boe/d compared to 44,408 boe/d in the first quarter of 2015. Total sales volumes decreased between the three months ended March 31, 2016 and 2015 as drilling activity was curtailed in the latter half of 2015 in response to the volatile and challenging commodity price environment as the Company balanced its focus on maintaining financial strength and liquidity as well as optimization of capital investments. In addition, during the first quarter of 2016 there were specific operational adjustments made at certain third party owned and operated facilities utilized by Bellatrix to reduce natural gas liquid recoveries due to the weak pricing environment. Although this impacted average volumes in the quarter by an estimated 800 boe/d, the Company benefited from a pricing perspective for its natural gas volumes through an improvement in the corporate heat content which averaged 40.6 GJ/e3m3 in the first quarter, up from 40.4 GJ/e3m3 in the fourth quarter of 2015. The resulting cash flow benefit from the higher heat content partially mitigated the lower volume contribution associated with reduced NGL yields in the first quarter of 2016.  In spite of these facilities modifications that impacted Bellatrix’s sales volumes, Bellatrix maintained production levels near its guidance range given the successful drilling program executed in the first quarter of 2016. Total crude oil, condensate and NGLs averaged 27% of sales volumes for the first quarter of 2016 compared to 28% in the same period in 2015.

9

Sales Volumes

		Three months ended March 31,
		2016	2015
Crude oil and condensate	(bbl/d)	3,981	5,842
NGLs (excluding condensate)	(bbl/d)	6,577	6,802
Total crude oil, condensate and NGLs	(bbl/d)	10,558	12,644
Natural gas	(mcf/d)	167,455	190,582
Total sales volumes (6:1 conversion)	(boe/d)	38,467	44,408

Crude oil, condensate and NGL sales volumes decreased by 16% in the first quarter of 2016, averaging 10,558 bbl/d compared to 12,644 bbl/d in the same period in 2015. Sales of natural gas averaged 167.5 MMcf/d during the three months ended March 31, 2016, compared to 190.6 MMcf/d in the same period in 2015, a decrease of 12%.

DRILLING ACTIVITY

	Three months ended March 31, 2016			Three months ended March 31, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	3	1.2	100%
Spirit River liquids-rich natural gas	10	5.7	100%	3	2.0	100%
Total	10	5.7	100%	6	3.2	100%

During the first quarter of 2016, Bellatrix drilled and/or participated in 10 gross (5.7 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first quarter of 2016 was weighted 100% towards liquids-rich natural gas wells. Three operated Spirit River liquids-rich gas wells were drilled under the Grafton Joint Venture. The Company has continued its drilling focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant. Bellatrix plans to access up to $31 million of partner capital to drill wells under the Grafton Joint Venture in 2016.

By comparison, during the first quarter of 2015, Bellatrix drilled and/or participated in 6 gross (3.2 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 3 gross (2.0 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first quarter of 2015 was weighted evenly between oil wells and natural gas wells.

Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. A net capital budget to not exceed $46 million has been set for first half 2016, however given curtailed capital investment Bellatrix has updated its first half capital expenditure guidance to $40 million.

10

COMMODITY PRICES

Average Commodity Prices

	Three months ended March 31,
	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.3723	1.2398	11

Crude oil:
WTI (US$/bbl)	33.63	48.57	(31)
Canadian Light crude blend ($/bbl)	41.22	53.22	(23)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	39.33	49.67	(21)
NGLs (excluding condensate)	10.35	18.17	(43)
Total crude oil and NGLs	21.28	32.72	(35)
Total crude oil and condensate (including risk management (1))	39.07	52.54	(26)

Natural gas:
NYMEX (US$/mmbtu)	1.98	2.81	(30)
AECO daily index (CDN$/mcf)	1.83	2.75	(33)
AECO monthly index (CDN$/mcf)	2.11	2.95	(28)
Bellatrix’s average realized price ($/mcf)	1.99	2.99	(33)
Bellatrix’s average realized price (including risk management (1)) ($/mcf)	2.41	3.03	(20)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate increased 11% to 1.3723 for the quarter ended March 31, 2016, from an average rate of 1.2398 in the same period of 2015. The devaluation of the Canadian dollar relative to the United States dollar serves to partially offset the impact of lower United States dollar-denominated crude oil for Canadian producers.

In the first quarter of 2016, continued high levels of global oil production have oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the prolonged price deterioration for crude oil. Shale production in Canada and the United States has pushed United States oil inventories to record levels, despite higher levels of refinery utilization, which has put additional downward pressure on oil pricing. This pricing impact has been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Likewise, production of natural gas in North America has reached record levels and has more than offset increased Mexican exports and higher than expected demand for gas for power generation in the United States which was primarily caused by retirements of a number of coal-fired power plants. Further impacting pricing has been a continued increase in natural gas storage levels in both Canada and the United States at the end of the injection season.

In the first quarter of 2016, Bellatrix realized an average price of $39.33/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 21% from the average price of $49.67/bbl received in the first quarter of 2015. By comparison, Bellatrix’s realized price decreased in line with industry, the Canadian Light crude blend price decreased by 23% and the average WTI crude oil benchmark price decreased by 31% between the first quarters of 2016 and 2015.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 43% to $10.35/bbl during the first quarter of 2016, compared to $18.17/bbl received in the first quarter of 2015. NGL pricing in Western Canada remains challenged given individual market conditions for propane and butane products. Butane pricing has been impacted by higher product supply from key United States natural gas plays which has negatively impacted the overall supply-demand balance. Propane pricing has also been negatively impacted by supply-demand balance and logistical issues in Western Canada which has curtailed deliveries to major demand markets. Canadian inventory builds are mainly due to the reversal of the Cochin NGL line in 2014 that was a primary outlet for propane from Western Canada to Eastern Canada and United States markets. Realized propane prices have recently improved as seasonal demand has risen in key markets.

11

Natural gas prices declined during the first quarter of 2016 as the year-over-year storage levels continued to build due to growing production and warmer weather reducing normal seasonal demand. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the first quarter of 2016, the AECO daily reference price decreased by 33% and the AECO monthly reference price decreased by approximately 28% compared to the first quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first quarter of 2016 decreased by 33% to $1.99/mcf compared to $2.99/mcf in the same period in 2015. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended March 31, 2016 averaged $2.41/mcf compared to $3.03/mcf in the first quarter of 2015. In 2016, natural gas pricing has continued to experience weakness as a result of a relatively mild winter in major regions of North American to date and continued strong supply. Forest fires occurring in the Fort McMurray area of Alberta in early May could temporarily lead to lower industrial demand for natural gas in Alberta as oilsands producers are required to curtail some production until the fires subside, which could potentially lead to higher natural gas storage levels and additional downward pressure on AECO pricing.

REVENUE

Total revenue of $55.2 million for the three months ended March 31, 2016 decreased by 39% compared to $90.2 million realized in the first quarter of 2015. The lower realized total revenue in the first quarter of 2016 compared to the first quarter of 2015 was primarily attributable to significantly lower realized commodity pricing for light oil, condensate, natural gas and NGLs. Further contributing to the decrease in total revenue was a 13% decrease in sales volumes resulting from lower drilling activity throughout the second half of 2015 and the timing of drilling activity in the first quarter of 2016 as compared to the same period of 2015.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2016 decreased by 45% to $20.4 million from $37.2 million realized during the same period in 2015. The decrease in revenue realized between the periods was the result of a 16% decrease in sales volumes resulting from the shift in capital activity to the liquids-rich natural gas Spirit River play and significantly reduced realized crude oil, condensate, and NGL prices when compared to the first quarter of 2015.

For the three months ended March 31, 2016, total crude oil, condensate and NGL revenues contributed 40% of petroleum and natural gas sales compared to 42% in the comparable 2015 period.

Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 41% in the first quarter of 2016 to $30.4 million from $51.2 million during the same period in 2015. This was a result of a 33% decrease in realized natural gas prices before risk management in conjunction with a 12% decrease in sales volumes between the periods.

Revenue

	Three months ended March 31,
($000s)	2016	2015
Crude oil and condensate	14,249	26,114
NGLs (excluding condensate)	6,198	11,123
Crude oil and NGLs	20,447	37,237
Natural gas	30,387	51,223
Petroleum and natural gas sales	50,834	88,460
Other income (1)	4,324	1,726
Total revenue	55,158	90,186

(1) Other income primarily consists of processing and other third party income.

12

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of twenty four months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

As at March 31, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	April 1, 2016 to October 31, 2016	9,000 GJ/d	$ 2.20 CDN	$ 2.20 CDN	AECO
Natural gas fixed	May 1, 2016 to October 31, 2016	10,000 GJ/d	$ 1.51 CDN	$ 1.51 CDN	AECO
Natural gas fixed	April 1, 2016 to December 31, 2016	90,000 GJ/d	$ 2.70 CDN	$ 2.70 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	62,220 GJ/d	$ 2.94 CDN	$ 2.94 CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	November 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	April 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	April 1, 2016 to December 31, 2016	1,500	US$4.05
(1)	Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Subsequent to March 31, 2016, there were no changes to the Company’s natural gas fixed price arrangements and to the Company’s crude oil swap arrangements. The Company collapsed the natural gas AECO basis swaps for the period November 1, 2016 to December 31, 2016.

As at May 12, 2016, Bellatrix had entered into the following natural gas swap arrangements:

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Condensed Consolidated Statements of Comprehensive Income (Loss) within the financial statements.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended March 31, 2016 and 2015:

13

Commodity contracts

Three months ended March 31, 2016
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	(94)	6,331	6,237
Unrealized gain on contracts (1)	13	24,445	24,458
Total gain (loss) on commodity contracts	(81)	30,776	30,695

Commodity contracts

Three months ended March 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain on contracts	1,510	672	2,182
Unrealized gain (loss) on contracts (1)	2,999	(1,269)	1,730
Total gain (loss) on commodity contracts	4,509	(597)	3,912

(1)	Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

In the first quarter of 2016, the Company incurred $3.4 million in royalties, compared to $15.0 million in the first quarter of 2015. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 7% in the three months ended March 31, 2016, compared to 18% in the comparative 2015 period.

Lower average corporate royalty rates period over period include the impact from lower commodity prices reflecting the “sliding scale” effect included in the Alberta Royalty Framework and production volume commodity weighting as well as increased gas cost allowance (“GCA”) credits mainly associated with significant infrastructure and facilities investments by the Company over the past three years. The GCA credits have also increased as a result of the growth in custom processing from the Alder Flats Plant that was commissioned in 2015.

Royalties by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2016	2015
Crude oil, condensate, and NGLs	4,244	9,001
$/bbl	4.42	7.91
Average crude oil, condensate and NGLs royalty rate (%)	21	24

Natural Gas	(848)	5,990
$/mcf	(0.06)	0.35
Average natural gas royalty rate (%)	(3)	12

Total	3,396	14,991
Total $/boe	0.97	3.75
Average total royalty rate (%)	7	18

Royalties by Type

	Three months ended March 31,
($000s)	2016	2015
Crown royalties	333	5,535
IOGC royalties	1,705	5,376
Freehold & GORR	1,358	4,080
Total	3,396	14,991

14

The Company’s light crude oil, condensate, NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta New Well Royalty Rate program and the Natural Gas Deep Drilling royalty incentive program, offset in-part by wells drilled on Ferrier lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

In the first quarter of 2016, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. On April 21, 2016 the Alberta government provided further formulaic details of the MRF which is currently being assessed by Bellatrix.

EXPENSES

	Three months ended March 31,
($000s)	2016	2015
Production	25,782	34,219
Transportation	3,226	4,874
Royalties	3,396	14,991
General and administrative	4,522	7,330
Interest and financing charges (1)	12,230	6,096
Share-based compensation	191	374

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended March 31,
($/boe)	2016	2015
Production	7.37	8.56
Transportation	0.92	1.22
Royalties	0.97	3.75
General and administrative	1.29	1.83
Interest and financing charges (1)	3.49	1.53
Share-based compensation	0.05	0.09

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

PRODUCTION EXPENSES

Production expenses for the three months ended March 31, 2016 totaled $25.8 million ($7.37/boe) compared to $34.2 million ($8.56/boe) in the comparative 2015 period. The decrease in production expense on a per-boe basis between the quarter ended March 31, 2016 and the comparative period in 2015 was primarily attributable to cost reductions realized from the Company’s investment in the Alder Flats Plant which reduced the sales volume flowing to higher cost structured third-party facilities, as well as increased operational efficiencies, field optimization work and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in the first quarter of 2016, offsetting base declines with relatively small capital investment and providing additional cash flow.

Production Expenses by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2016	2015
Crude oil, condensate and NGLs	7,168	9,550
$/bbl	7.46	8.39

Natural gas	18,614	24,669
$/mcf	1.22	1.44

Total Production Expenses	25,782	34,219
Total $/boe	7.37	8.56

15

TRANSPORTATION

Transportation expenses for the three months ended March 31, 2016 were $3.2 million ($0.92/boe) compared to $4.9 million ($1.22/boe) in the same period in 2015. The decrease in transportation costs per boe in the 2016 year was due to Bellatrix completing the construction of pipeline infrastructure in 2015 to transport liquids volumes from major compression facilities to processing facilities as opposed to trucking the production volumes. Additionally, in the latter part of 2015 and continuing into 2016, Bellatrix shifted capital activity towards the development of Spirit River liquids-rich gas wells which have lower associated transportation costs than oil wells due to increased utilization of Company owned pipeline infrastructure associated with these wells.

OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended March 31,
($/boe)	2016	2015
Sales (1)	15.76	22.56
Production	(7.37)	(8.56)
Transportation	(0.92)	(1.22)
Royalties	(0.97)	(3.75)
Operating netback	6.50	9.03

(1) Sales includes other income.

During the three months ended March 31, 2016, the Company’s corporate operating netback before commodity risk management contracts decreased by 28% to $6.50/boe compared to $9.03/boe in the first quarter of 2015. The reduced netback realized in the first quarter of 2016 was primarily the result of depressed average realized commodity prices, partially offset by reduced production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended March 31, 2016 was $8.28/boe compared to $9.58/boe in the first quarter of 2015. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended March 31,
($/bbl)	2016	2015
Sales	21.28	32.72
Production	(7.46)	(8.39)
Transportation	(0.47)	(1.32)
Royalties	(4.42)	(7.91)
Operating netback	8.93	15.10

Operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the first quarter of 2016 averaged $8.93/bbl, a decrease of 41% from the $15.10/bbl realized during the same period in 2015. The decrease between the periods was primarily a result of weaker crude oil, condensate and NGL commodity prices, partially offset by lower production expense, transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended March 31, 2016 was $8.83/bbl compared to $16.43/bbl in the same period in 2015.

Operating Netback – Natural Gas (before risk management)

	Three months ended March 31,
($/mcf)	2016	2015
Sales	1.99	2.99
Production	(1.22)	(1.44)
Transportation	(0.18)	(0.20)
Royalties	0.06	(0.35)
Operating netback	0.65	1.00

16

The operating netback for natural gas before commodity price risk management contracts during the first quarter of 2016 of $0.65/mcf was 35% lower than $1.00/mcf recorded in the same period in 2015. The reduction to the realized netback between the first quarters of 2015 and 2016 was driven by a decrease in natural gas prices, partially offset by reduced production and transportation expenses and royalty recoveries in the first quarter of 2016. After including commodity risk management contracts, operating netback for natural gas for the first quarter of 2016 was $1.07/mcf compared to $1.04/mcf in the same period in 2015.

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross G&A expenses (before capitalized G&A and recoveries) in the first quarter of 2016 when compared to the same period of 2015 by 32% as the Company initiated numerous cost saving strategies to reduce gross G&A expenses. Net G&A expenses (after capitalized costs and recoveries) for the three months ended March 31, 2016 were $4.5 million ($1.29/boe) compared to $7.3 million ($1.83/boe) in the comparative 2015 period, a decrease of 38%. The overall decrease to net G&A was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses in the last half of 2015 and the first quarter of 2016. This decrease more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

General and Administrative Expenses

	Three months ended March 31,
($000s, except where noted)	2016	2015
Gross expenses	8,887	13,099
Capitalized	(2,308)	(2,258)
Recoveries	(2,057)	(3,511)
G&A expenses	4,522	7,330
G&A expenses, per unit ($/boe)	1.29	1.83

INTEREST AND FINANCING CHARGES

For the three months ended March 31, 2016, Bellatrix recorded $12.2 million ($3.49/boe) of interest and financing charges related to the bank debt and the outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (“Senior Notes”), compared to $6.1 million ($1.53/boe) during the same period in 2015.

The overall increase in interest and financing charges between the first quarters of 2015 and 2016 was mainly due to interest related to the Senior Notes which were issued in the second quarter of 2015.

Interest and Financing Charges (1)

	Three months ended March 31,
($000s, except where noted)	2016	2015
Interest on Bank debt	4,271	6,096
Interest on Senior Notes	7,959	-
Interest and financing charges	12,230	6,096
Interest and financing charges ($/boe)	3.49	1.53

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at March 31, 2016 of $713.8 million included $358.7 million of bank debt, $311.7 million of Senior Notes which includes $21.5 million of unrealized foreign exchange gain recognized on the mark-to-market of the Company’s United States dollar denominated Senior Notes in the three months ended March 31, 2016, and an adjusted working capital deficiency of $43.4 million.

17

Reconciliation of Total Liabilities to Total Net Debt

	As at March 31,
($000s)	2016	2015
Total liabilities per financial statements	877,220	1,027,532
Current liabilities (included within working capital calculation below)	(96,460)	(218,736)
Decommissioning liabilities	(98,623)	(96,028)
Finance lease obligation	(8,055)	(9,671)
Deferred lease inducements	(2,302)	(2,642)
Risk management contract liability	(1,373)	-
Deferred taxes	-	(77,807)

Adjusted working capital
Current assets	(80,897)	(144,735)
Current liabilities	96,460	218,736
Current portion of finance lease	(1,616)	(1,591)
Current portion of deferred lease inducements	(340)	(340)
Current portion of risk management contract asset	30,126	2,999
Current portion of risk management contract liability	(377)	(1,269)
	43,356	73,800
Total net debt	713,763	696,448

SHARE-BASED COMPENSATION

For the three months ended March 31, 2016, non-cash share-based compensation was an expense of $0.2 million ($0.05/boe) compared to $0.4 million ($0.09/boe) in the same period in 2015. The non-cash share-based compensation expense realized in the three months ended March 31, 2016 period was composed of an expense of $0.7 million (2015: $1.6 million) for the Company’s outstanding share options, partially offset by a recovery of $0.2 million for Deferred Share Units (“DSUs”) (2015: $0.5 million recovery), a recovery of nil (2015: $0.2 million recovery) for Restricted Awards (“RAs”) and a recovery of $0.1 million (2015: $0.1 million recovery) for Performance Awards (“PAs”). Capitalized share-based compensation for the three months ended March 31, 2016 was $0.2 million compared to $0.4 million in the same period in 2015.

The recoveries recognized for DSUs and PAs during 2016 were due to the revaluation of DSUs and PAs to a lower weighted average share trading price at March 31, 2016 than at December 31, 2015.

DEPLETION, DEPRECIATION AND IMPAIRMENT

Depletion and Depreciation

Depletion and depreciation expense for the three months ended March 31, 2016, was $37.6 million ($10.74/boe) compared to $48.4 million ($12.11/boe) recognized in the comparative 2015 period. The decrease in the Company’s depletion and depreciation expense on a per boe basis between the three months ended March 31, 2015 and 2016 can be attributed to the lower capital cost base stemming from the impairment of assets recognized in 2015, lower associated future development costs attributable to the reserves in 2016, and lower production volumes in 2016, resulting in a lower depletion rate.

For the three months ended March 31, 2016, Bellatrix has included a total of $1.12 billion (2015: $1.19 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $76.1 million (2015: $83.3 million) for estimated salvage value.

Depletion, Depreciation and Impairment

	Three months ended March 31,
($000s, except where noted)	2016	2015
Depletion and Depreciation	37,591	48,382
Depletion and Depreciation per unit ($/boe)	10.74	12.11

18

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended March 31,
($000s)	2016	2015
Realized loss on foreign exchange	(18)	-
Unrealized gain on foreign exchange	21,536	-
Unrealized loss on foreign exchange contracts	(3,839)	-
Gain on foreign exchange	17,679	-

For the three months ended March 31, 2016, Bellatrix recorded foreign exchange gains of $17.7 million. This was due to the impact of the increase over the three months ended March 31, 2016, in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes (unrealized gain of $21.5 million) and offset by the change in the fair value of its United States foreign exchange forward contract (unrealized loss of $3.8 million).

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at March 31, 2016, the Company had entered into the following United States foreign exchange forward purchase contracts:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	March 31,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,373)	2,466

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three months ended March 31, 2016, the Company recognized a deferred income tax expense of $0.9 million, compared to a recovery of $3.8 million during 2015. The deferred income tax expense recognized in the first quarter of 2016 compared to the deferred tax recovery recognized in the first quarter of 2015 was primarily attributable to a net profit recognized in the 2016 period compared to a net loss during the 2015 period, after adjusting for non-deductible tax items. At March 31, 2016 the Company had a total deferred tax asset balance of $58.4 million.

At March 31, 2016, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income as follows:

19

Tax Pools

		March 31,	March 31,
($000s)	Rate %	2016	2015
Intangible resource pools:
Canadian exploration expenses	100	118,100	117,300
Canadian development expenses	30	846,400	793,000
Canadian oil and gas property expenses	10	189,800	194,900
Foreign resource expenses	10	600	700
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 100	375,000	409,800
Non-capital losses (expire through 2033)	100	151,000	162,300
Financing costs	20 Straight-Line	5,200	9,300
		1,702,200	1,703,400

(1) Approximately $343 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS, NET PROFIT (LOSS), AND ADJUSTED NET PROFIT (LOSS)

As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended March 31,
($000s)	2016	2015
Cash flow from operating activities	10,333	22,553
Decommissioning costs incurred	851	703
Change in non-cash working capital	1,692	1,602
Funds flow from operations	12,876	24,858

Bellatrix generated funds flow from operations of $12.9 million ($0.07 per basic share and diluted share) in the first quarter of 2016, a decrease of 48% from $24.9 million ($0.13 per basic share and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the first quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing environment for crude oil and natural gas and a 13% decrease in sales volumes, partially offset by decreased production, transportation, royalty and general and administrative expenses. Bellatrix’s cash flow from operating activities for the three months ended March 31, 2016 decreased by 54% to $10.3 million ($0.05 per basic share and diluted share) from $22.6 million ($0.12 per basic share and diluted share) generated in the first quarter of 2015.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect after adjusting for non-deductible tax items of non-cash commodity contracts mark–to–market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

20

Adjusted Net Profit (Loss)

	Three months ended March 31,
($000s)	2016	2015
Net profit (loss)	19,347	(12,688)
Add (deduct) non-operating items:
Unrealized gain on commodity contracts	(24,458)	(1,730)
Unrealized gain on foreign exchange	(17,697)	-
Tax impact on non-operating items (1)	6,779	432
Adjusted net loss	(16,029)	(13,986)

(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate in 2016 (2015: 25%).

Bellatrix recognized an adjusted net loss of $16.0 million ($0.08 per basic and diluted share) for the three months ended March 31, 2016, compared to an adjusted net loss of $14.0 million ($0.07 per basic and diluted share) in the first quarter of 2015. The increase in adjusted net loss recorded in the first quarter of 2016 compared to adjusted net loss in the same period in 2015 was primarily the result of the significant decrease in revenue driven by the volatile and challenging commodity price environment, more than offsetting the decrease in the costs related to production, transportation, general and administrative and depletion and depreciation expenses, as compared to the same period in 2015.

For the three months ended March 31, 2016, Bellatrix recognized a net profit of $19.3 million ($0.10 per basic share and diluted share), compared to a net loss of $12.7 million ($0.07 per basic share and diluted share) in the first quarter of 2015. The increase in net profit recorded in the first quarter of 2016 compared to the same period in 2015 was primarily the result of an increase in unrealized gains on commodity risk management contracts and an unrealized gain on the foreign exchange translation on the Senior Notes.

Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Profit (Loss) and Net Profit (Loss)

	Three months ended March 31,
($000s, except per share amounts)	2016	2015
Funds flow from operations	12,876	24,858
Basic ($/share)	0.07	0.13
Diluted ($/share)	0.07	0.13
Cash flow from operating activities	10,333	22,553
Basic ($/share)	0.05	0.12
Diluted ($/share)	0.05	0.12
Adjusted net profit (loss)	(16,029)	(13,986)
Basic ($/share)	(0.08)	(0.07)
Diluted ($/share)	(0.08)	(0.07)
Net profit (loss)	19,347	(12,688)
Basic ($/share)	0.10	(0.07)
Diluted ($/share)	0.10	(0.07)

CAPITAL EXPENDITURES

During the three months ended March 31, 2016, Bellatrix invested $29.0 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $81.3 million in the same period in 2015.

21

Capital Expenditures

	Three months ended March 31,
($000s)	2016	2015
Lease acquisitions and retention	953	2,356
Geological and geophysical	128	603
Drilling and completion costs	24,912	23,701
Facilities and equipment	3,025	54,684
Capital – exploration and development (1)	29,018	81,344
Capital – corporate assets (2)	31	1,154
Property acquisitions	3	701
Total capital expenditures – cash	29,052	83,199
Property dispositions – cash	(125)	(20)
Total net capital expenditures – cash	28,927	83,179
Other – non-cash (3)	1,944	7,475
Total non-cash	1,944	7,475
Total capital expenditures – net (4)	30,871	90,654
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.
(4)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

In the first quarter of 2016, capital spending on exploration and development activities of $29.0 million was focused on successfully drilling and tieing-in 5.7 net Spirit River liquids-rich gas wells. The facilities and equipment expenditures have decreased period over period stemming from the successful completion of Phase 1 of the Alder Flats Plant during the second quarter of 2015. Bellatrix remains committed to construction of Phase 2 of the Alder Flats Plant as significant pre-build and flexibility has already been incorporated into the design and footprint at Alder Flats. The combined sales capacity for Phase 1 and Phase 2 will be a total of 220 MMcf/d with an expected on-stream date for Phase 2 in the first half of 2018. Remaining capital spending over the next three fiscal years for Phase 2 of the Alder Flats Plant net to Bellatrix’s interest is estimated at approximately $50 million.

Based on economic conditions and Bellatrix’s operating forecast for the first half of 2016, the Board approved a budget in January 2016 for a net capital program to not exceed $46 million in the first half of 2016. Bellatrix has updated its first half of 2016 forecasts to spend $40 million. The first half of 2016 capital is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation.

Dispositions

In the three months ended March 31, 2016, the Company recognized total net gains on disposition of $4.0 million (2015: $6.1 million on wells drilled under the Grafton Joint Venture and the joint venture between Bellatrix and TCA Energy Ltd. that was terminated in the fourth quarter of 2015), recognized relating to gains on wells drilled under the Grafton Joint Venture which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

DECOMMISSIONING LIABILITIES

At March 31, 2016, Bellatrix has recorded decommissioning liabilities of $98.6 million compared to $96.4 million at December 31, 2015, for future abandonment and reclamation of the Company’s properties. During the three months ended March 31, 2016, decommissioning liabilities increased by a net $2.2 million as a result of $0.4 million incurred in relation to development activities, $0.4 million as a result of charges for the unwinding of discount rates used for assessing liability present values and $1.4 million resulting from changes in estimates. The $1.4 million increase in decommissioning liabilities between March 31, 2016 and December 31, 2015 resulting from revisions on estimates were primarily due to reduced market interest rates which decreases the discount rates applied to the valuation of the liabilities.

22

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, operating expenses, taxes and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved in January 2016 a first half 2016 net capital budget of $46 million. Bellatrix's first half 2016 budget incorporates forward strip pricing expectations of approximately US$39.70/bbl WTI and $2.33/GJ AECO, and an exchange rate assumption of $1.40 (CDN$/US$) for first half 2016. Bellatrix has updated its first half of 2016 forecasts to spend $40 million. On an annualized basis, the first half 2016 capital budget represents a 42% reduction in capital spending relative to total 2015 capital spending. Bellatrix expects to be able to fund its first half 2016 capital program by reinvesting cash flow and to the extent necessary and if available, through borrowings under its revolving Credit Facilities (as defined below). Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary and if available.

In addition to funds flow from operations, the Company’s other main source of liquidity is its revolving credit facilities, which at March 31, 2016, was comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions (the “Credit Facilities”). The Credit Facilities currently mature on May 30, 2017, but the Company has requested an extension to May 30, 2019, as permitted under the terms of the agreement governing the Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The next scheduled redetermination of the borrowing base is currently ongoing and is expected to be finalized on or before May 31, 2016. At March 31, 2016, the borrowing base under the Credit Facilities was set at $540 million, and the Company had $359 million outstanding at a weighted average interest rate of 3.85%. In connection with a disposition of certain production facilities that occurred subsequent to March 31, 2016, outstanding debt was reduced by $75 million and in anticipation of the completion of the semi-annual borrowing base redetermination in May, Bellatrix agreed to a reduction in the $475 million syndicated facility by $80 million, to $395 million. In light of currently depressed commodity prices and their impact on the estimated value of the Company’s oil and gas properties, management anticipates the borrowing base will be further reduced at the next re-determination. Management is actively pursuing a number of steps to maintain liquidity, including potential asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. If the borrowing base is reduced and the Company is not able to otherwise reduce the amount outstanding under the Credit Facilities it may impact the Company’s ability to continue to fund its capital expenditure program. See “Risk Factors – Credit Facility Arrangements” in the Company’s Annual Information Form for the year ended December 31, 2015, which is available on the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com).

23

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the financial covenant of Senior Debt to EBITDA (the “Senior Debt Covenant” as defined in detail below) which also has the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities. Specifically, the Senior Debt Covenant requires that Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, decommissioning liabilities and deferred tax liability. EBITDA is defined as consolidated earnings before interest, taxes, depletion, depreciation and amortization. As at March 31, 2016, the Company’s trailing twelve-month EBITDA was $140.4 million and Senior Debt was $420.7 million, resulting in a Senior Debt to EBITDA ratio of 3.0 times, which would have allowed the Company to incur $70.7 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant. Based on the capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during the twelve month period ending March 31, 2017. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including negotiating temporary relief, potential asset divestments, a reduction to capital spending, debt refinancing transactions, and equity issuances.

Total net debt levels of $713.8 million at March 31, 2016 decreased by $3.8 million from $717.6 million at December 31, 2015. The decrease in total net debt from December 31, 2015 was primarily due to a $20.2 million reduction in the Senior Notes balance, resulting from an unrealized foreign exchange gain in the quarter. Total net debt levels at March 31, 2016 include bank debt, Senior Notes, and the net balance of an adjusted working capital deficiency of $43.4 million, which incorporated $14.8 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Grafton Joint Venture. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2016	2015
Shareholders’ equity	830,662	1,237,216

Bank Debt	358,671	622,648
Adjusted working capital deficiency (2)	43,356	73,800
Subtotal	402,027	696,448
Senior Notes (due May 15, 2020) (4)	311,736	-
Total net debt (2) at period end	713,763	696,448

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	51,504	99,432
Total net debt (2) at period end	713,736	696,448
Total net debt (2) to periods funds flow from operations ratio (annualized) (1) (3)	13.9x	7.0x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (1) trailing (5)	97,505	217,969
Total net debt (2) at period end	713,736	696,448
Total net debt (2) to funds flow from operations ratio trailing (1) (5)	7.3x	3.2x
(1)	As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.
(2)	Total net debt is considered to be a non-GAAP measure. Therefore reference to the additional non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current risk management contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.
(3)	For the three months ended March 31, 2016 and 2015, total net debt to funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.
(4)	Includes unrealized gain on foreign exchange of $21.5 million and does not include $3.8 million of unrealized loss on foreign exchange contracts in the three months ended March 31, 2016.

24

(5)	Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended March 31, 2016 and March 31, 2015.

As at March 31, 2016 the Company’s ratio of total net debt to annualized funds flow from operations (based on first quarter funds flow from operations) was 13.9 times. The total net debt to annualized funds flow from operations ratio as at March 31, 2016 increased from that at March 31, 2015 of 7.0 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices, specifically the decline in Bellatrix’s realized gas prices. The Company continues to preserve liquidity through the priority use of funds flow from operations.

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Credit Facilities Senior Debt Covenant described above.

Bellatrix generally relies on its operating cash flows and, as necessary and if available, its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at March 31, 2016, the Company has the ability to offer to sell up to an additional $577.4 million in securities under its $750 million Shelf Prospectus. The Company’s Shelf Prospectus expires on June 9, 2016 and its ability to offer to sell additional securities pursuant to the Shelf Prospectus will be subject to renewal of the Shelf Prospectus. Bellatrix intends to renew the Shelf Prospectus prior to expiry.

There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at May 10, 2016, Bellatrix had outstanding a total of 11,539,001 options at an average exercise price of $5.66 per share and 191,963,910 common shares.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

25

Long Term Debt

Bank Debt

As of March 31, 2016, the Company’s Credit Facilities were $540 million comprised of an extendible revolving term basis and consisted of a $65 million operating facility provided by a Canadian bank and a $475 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. Subsequent to quarter end, and in connection with the disposition of certain production facilities, bank debt was reduced by $75 million and the $475 million syndicated facility was reduced to $395 million.

As at March 31, 2016, the Company maintained $181 million of undrawn capacity (excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn) on the Credit Facilities, subject to compliance with the Senior Debt Covenant described above.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. Amounts outstanding under the Credit Facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The Credit Facilities currently mature on, and are fully revolving until May 30, 2017. The Company has requested an extension to May 30, 2019, as permitted under the terms of the agreement governing the Credit Facilities. An extension request may be made each year, provided that the term after extension may not exceed 3 years. Should the Credit Facilities not be extended, the outstanding balance would be due upon maturity. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination currently ongoing with finalization expected to occur on or before May 31, 2016. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes. The term of any hedging contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s United States dollar revenue over the previous three months or exceed a term of three years.

26

Senior Notes

The Company has US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 all of which remained outstanding as at March 31, 2016. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2014	-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(20,888)
Amortization of discount and debt issue costs	655
311,791
Debt issue costs	(55)
Balance, March 31, 2016	311,736

(1) Exchange rate (CDN$/US$1.00) at March 31, 2016 was 1.2971

(2) Amount does not include unrealized loss on foreign exchange contracts of $3.8 million.

As at March 31, 2016, the Company had entered into the following United States dollar foreign exchange forward purchase contracts:

Type	Financial Contract	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

The Company has recorded the following asset on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	March 31,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,373)	2,466

Covenants

The agreement governing the Credit Facilities contains one financial covenant (referred to above as the Senior Debt Covenant), which requires that the Company will not permit its ratio of outstanding Senior Debt to EBITDA, as defined by the terms of the agreement governing the Credit Facilities (the “Credit Agreement”) and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at March 31, 2016, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to EBITDA ratio of 3.0 times. Based on the Company’s capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during the twelve month period ending March 31, 2017. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. Failing the Senior Debt Covenant may result in cancellation of the Credit Facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable.

27

The Senior Notes do not contain any maintenance financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and Senior Notes, and the Company’s compliance therewith as at March 31, 2016:

	Covenants as at March 31, 2016	Position at March 31, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	3.00x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage(3)	2.25x	3.62x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at March 31, 2016 was $420.7 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the Credit Agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2016 was $140.4 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended March 31, 2016, fixed charges were $46.6 million and consolidated cash flow was $168.5 million.

As at March 31, 2016, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn under the Credit Facilities, approximately $181 million or 34% of unused and available bank credit under the Credit Facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements, subject to compliance with the Senior Debt Covenant. As at March 31, 2016, the Company’s trailing twelve-month EBITDA was $140.4 million and Senior Debt was $420.7 million, resulting in a Senior Debt to EBITDA ratio of 3.0 times, which would have allowed the Company to incur $70.7 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

COMMITMENTS

As at March 31, 2016, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreement described above.

28

As at March 31, 2016, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	December 2016
Remaining wells to drill at March 31, 2016 (gross) (1)	9
Remaining wells to drill at March 31, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Venture represents Bellatrix’s total capital and well commitments pursuant to the Grafton Joint Venture.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) During the quarter ended March 31, 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

During the quarter ended March 31, 2016, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between the years 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Company had the following liabilities as at March 31, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$79,312	$79,312	$-	$-	$-
Advances from joint venture partners	14,815	14,815	-	-	-
Bank debt – principal (2)	358,671	-	358,671	-	-
Senior Notes (3)	311,736	-	-	311,736	-
Decommissioning liabilities (4)	98,623	-	1,814	9,719	87,090
Finance lease obligation	9,671	1,616	2,448	945	4,662
Total	$872,828	$95,743	$362,933	$322,400	$91,752

(1) Includes $0.4 million of accrued interest payable in relation to the bank credit facilities and $10.4 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

29

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2016.

BUSINESS PROSPECTS AND 2016 OUTLOOK

Commodity prices for both oil and natural gas remain at what Bellatrix believes are unsustainably low levels. Forward strip prices have ameliorated over the past several months given improved market sentiment towards a rebalancing of supply and demand forces. Bellatrix maintains a balanced portfolio of natural gas and oil weighted investment opportunities and at current commodity price levels remains focused on development of the Spirit River formation, which is one of the lowest supply cost natural gas plays in North America. The Company maintains significant flexibility to redirect capital to oil weighted projects when rate of return expectations improve and these projects compete for capital within our portfolio of low risk development opportunities. The Company’s acreage position in the Spirit River play is expected to provide the value enhancing growth platform for the Company, and Cardium oil weighted opportunities provide additional value as we move through the commodity price cycle.

Bellatrix prudently curtailed capital investment and development drilling in March as natural gas prices continued to wane, thereby firmly preserving value in its Spirit River natural gas play. First quarter cash capital expenditures of $29.0 million (excluding acquisitions) represented investment approximately 10% below planned levels. Curtailed capital spending in the first quarter and reduced second quarter investment plans have resulted in a 13.0% reduction in first half net capital spending guidance to $40 million. With no planned drilling or completion activity through the seasonal spring break up period, Bellatrix anticipates second quarter production volumes to average modestly below first quarter levels. First half production guidance has been updated to approximately 38,000 boe/d (midpoint, +/- 500 boe/d) representing a 2.6% reduction from previous guidance given a 13.0% reduction in forecast spending.

	First Half 2016 Guidance (Jan. 12, 2016)	Revised First Half 2016 Guidance
Average daily production (boe/d)
Mid-point (+/- 500 boe/d)	39,000	38,000
Natural gas weighting	72%	72%
Net capital spending ($ millions) (1)	$46	$40
Production expenses(2) ($/boe)	$7.25	$7.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees and includes the forecast impact of the facilities transaction

Bellatrix plans to provide second half capital spending and production guidance mid-year with a continued emphasis on profitable investment opportunities while prudently managing capital resources.

Bellatrix maintains three differentiated value drivers that we believe remain underappreciated in the current market. First, Bellatrix maintains a highly focused land base with a significant inventory of development drilling opportunities in both the liquids-rich Spirit River natural gas play and both natural gas and oil weighted opportunities in the Cardium formation. Bellatrix maintains significant long term optionality on both oil and natural gas and is able to nimbly focus investment efforts, agnostic on commodity type, but focused on maximizing internal rate of return expectations. Secondly, Bellatrix’s strategic investments in infrastructure coupled with focused resource development in the greater Ferrier region of Alberta has significantly reduced the overall operating costs, transportation costs, and royalty cash cost components of the business. This focus provides a clear competitive advantage during low points in the commodity price cycle thereby enhancing the sustainability and long term profitability of the Company. Finally, Bellatrix maintains significant optionality to profitably grow against the backdrop of an overall constrained basin. The Company’s strategy to proactively acquire and maintain firm service capacity provides optionality to facilitate future production growth. Ample firm service takeaway capacity may be one of the limiting factors for company specific production growth in the Western Canadian Sedimentary Basin when commodity prices improve, but Bellatrix maintains ample firm service capacity, providing a clear value proposition with enhanced ability to grow and create additional value in an improving commodity price environment.

30

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s MD&A for the year ended December 31, 2015 continue to be critical in determining Bellatrix’s unaudited financial results as of March 31, 2016. There were no changes in accounting policies during the three months ended March 31, 2016.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2015. A copy of the Company’s MD&A for the year ended December 31, 2015 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2015, which may be found at www.sec.gov.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and  15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s President and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

31

The Company is required to disclose any changes herein in the Company’s internal control over financial reporting that occurred during the period January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the first quarter of 2016 and average production volumes of 38,467 boe/d during that period, as well as the same level of debt outstanding as at March 31, 2016. Diluted weighted average shares are based upon the first quarter of 2016. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	4,200	0.02
Change of $0.10/ mcf (2)	6,300	0.03
Change in prime of 1%	3,600	0.02
Change of US $0.01 CDN/ US exchange rate	500	-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

32

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2016, 2015 and 2014.

2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31
Total revenue (1)	55,158
Funds flow from operations (1)	12,876
Funds flow from operations per share (1)
Basic	$0.07
Diluted	$0.07
Cash flow from operating activities	10,333
Cash flow from operating activities per share
Basic	$0.05
Diluted	$0.05
Adjusted net profit (loss) (1)	(16,029)
Adjusted net profit (loss) per share (1)
Basic	$(0.08)
Diluted	$(0.08)
Net profit (loss)	19,347
Net profit (loss) per share
Basic	$0.10
Diluted	$0.10
Total net capital expenditures - cash	28,927

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$0.13	$0.15	$0.14	$0.15
Diluted	$0.13	$0.15	$0.14	$0.15
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$0.12	$0.09	$0.11	$0.22
Diluted	$0.12	$0.09	$0.11	$0.22
Adjusted net profit (loss) (1)	(13,986)	(16,414)	(6,860)	(6,133)
Adjusted net profit (loss) per share (1)
Basic	$(0.07)	$(0.09)	$(0.04)	$(0.03)
Diluted	$(0.07)	$(0.09)	$(0.04)	$(0.03)
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share
Basic	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Diluted	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

33

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$0.45	$0.40	$0.32	$0.32
Diluted	$0.45	$0.39	$0.31	$0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$0.49	$0.34	$0.31	$0.47
Diluted	$0.48	$0.33	$0.31	$0.47
Adjusted net profit (1)	42,924	27,005	29,622	58,982
Adjusted net profit per share (1)
Basic	$0.25	$0.15	$0.15	$0.31
Diluted	$0.25	$0.15	$0.15	$0.31
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$0.15	$0.22	$0.23	$0.29
Diluted	$0.14	$0.21	$0.23	$0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

(1) Refer to “Non-GAAP Measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit”, “adjusted net profit per share”, and “total revenue.”

Bellatrix’s first quarter 2016 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2015 through the first quarter of 2016. Total net debt was reduced in the quarter by $3.8 million. In the three months ended March 31, 2016, the Company incurred $28.9 million of net cash capital expenditures, compared to $83.2 million in the first quarter of 2015. The decrease in capital expenditures is primarily attributable to the decrease in facilities and equipment spending period over period in relation to the Alder Flats Plant which was commissioned in the second quarter of 2015. The Company drilled 10 gross (5.7 net) wells, compared to 6 gross (3.2 net) wells in the same period of 2015. Sales volumes decreased 13% to 38,467 boe/d from 44,408 boe/d realized in the first quarter of 2015, the decrease was due to a significant number of wells being tied-in during the first quarter of 2015 relating to the fourth quarter 2014 drilling program and a decrease in drilling activity throughout 2015 and into 2016 due to continued depressed commodity prices. The Company’s total revenue generated in the quarter ending March 31, 2016, decreased 39% to $55.2 million from $90.2 million in the first quarter of 2015 as a result of the continued, weak global commodity price environment.

In the fourth quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by approximately $17 million (or 4%) from the third quarter of 2015 through the use of proceeds from a minor disposition of facility equipment and cash flow in excess of expenditures. Bellatrix continued to realize reductions in production expenses in the quarter as a result of the Alder Flats Plant, production expenses decreased 7% to $6.87/boe in the fourth quarter of 2015 from $7.38/boe in the third quarter of 2015. In the three months ended December 31, 2015, the Company incurred $12.1 million of net cash capital expenditures, compared to $232.6 million in the fourth quarter of 2014, $149 million of the fourth quarter of 2014 capital expenditures related to property acquisitions, and drilled and/or participated in 5 gross (2.3 net) wells, compared to 12 gross (7.1 net) wells in the same period in 2014. Sales volumes decreased 5% to 40,705 boe/d from 42,945 boe/d realized in the fourth quarter of 2014, the decrease was due to significant number of wells being tied-in during the fourth quarter of 2014 relating to the third quarter of 2014 drilling program and a decrease in drilling activity in 2015 due to depressed commodity prices. The Company’s total revenue generated in the quarter ending December 31, 2015, decreased 45% to $72.1 million from $130.1 million in the fourth quarter of 2014 as a result of a continued, overall weak global commodity price environment.

In the third quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by $14.7 million from the second quarter of 2015. Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which resulted in production expense decreases of 14% to $7.38/boe in the third quarter of 2015 from $8.58/boe in the second quarter of 2015. In the three months ended September 30, 2015, the Company incurred $11.3 million of net cash capital expenditures, compared to $167.8 million in the third quarter of 2014, and drilled and/or participated in 12 gross (5.4 net) wells, compared to 35 gross (17.5 net) wells in the same period in 2014. Sales volumes increased 6% to 40,277 boe/d from 37,838 boe/d realized in the third quarter of 2014. The Company’s total revenue generated in the quarter ending September 30, 2015, decreased 40% to $82.1 million compared to $137.4 million in the third quarter of 2014.

34

During the second quarter of 2015, Bellatrix successfully completed Phase 1 of the Alder Flats Plant. In addition, Bellatrix closed a private offering of US$250 million of 8.50% Senior Notes maturing in 2020 during the second quarter 2015. In the three months ended June 30, 2015, the Company incurred $37.7 million of net cash capital expenditures, compared to $126.0 million in the second quarter of 2014, and drilled and/or participated in 4 gross (2.8 net) wells, compared to 19 gross (9.0 net) wells in the same period in 2014. Bellatrix achieved sales volumes of 40,426 boe/d, an 11% increase from 36,342 boe/d realized in the second quarter of 2014. Bellatrix’s total revenue generated in the second quarter of 2015 was impacted by the overall weak global commodity price environment, resulting in a decrease of 42% to $88.9 million compared to $152.3 million in the second quarter of 2014.

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the first quarter 2015 pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

35